Exhibit 99.2

Vision Marine Technologies Announces Reverse Stock Split

MONTREAL , Aug. 24, 2026 /PRNewswire/ -- Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) ("Vision Marine" or the "Company") today announced that the Company's board of directors (the "Board") approved a 1-for-10 reverse stock split of the Company's common shares. The reverse stock split is expected to become effective when the market opens on August 26, 2026 (the "Effective Date") and the Company's common shares will begin trading on a split-adjusted basis under the existing trading symbol "VMAR." The new CUSIP number for the Company's common shares following the reverse stock split will be 92840Q608.

The Board has approved a 1-for-10 reverse stock split, which will reduce the number of issued and outstanding common shares from approximately 6,530,460 common shares pre-split to approximately 653,046 common shares post-split, subject to adjustment resulting from the rounding up of fractional shares to the next whole common share.

The primary purpose of the reverse stock split is to increase the per-share market price of the Company's common shares in an effort to regain compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). There can be no assurance that the reverse stock split will result in the Company regaining or maintaining compliance with this requirement. On August 20, 2026, the Board approved both the Effective Date of the reverse stock split as well as the ratio of the reverse stock split of 1-for-10.

As a result of the reverse stock split, every ten (10) common shares of the Company issued and outstanding will be automatically consolidated into one common share. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as applicable, as well as to the number of shares issuable under the Company's equity incentive plans. The common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized common shares (which shall remain limitless) or otherwise affect the par value of the common shares.

No fractional common shares will be issued in connection with the reverse stock split. Any fractional common share that would otherwise result from the reverse stock split will be rounded up to the next whole common share.

Odyssey Trust Company, the Company's transfer agent, is acting as the exchange agent for the reverse stock split. Shareholders holding their common shares electronically in book-entry form and shareholders who hold their shares through a bank, broker, or other nominee will not need to take any action. Shareholders owning common shares through a bank, broker, or other nominee will have their positions adjusted to reflect the reverse stock split.

About Vision Marine Technologies, Inc.

Vision Marine is a marine technology and recreational boating company focused on delivering a better on-water experience across propulsion types. The Company develops proprietary high-voltage electric propulsion technology through its E-Motion™ platform and supports commercialization through its Nautical Ventures retail, marina, service and delivery platform across Florida. Vision Marine's integrated operating model combines technology, consumer access, service infrastructure and multi-brand boating operations.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements are statements other than statements of historical fact and may be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "potential," "should," "will," "would," and similar expressions.

Forward-looking statements in this press release include, without limitation, statements regarding the expected timing and effectiveness of the reverse stock split, the commencement of trading of the Company's common shares on a split-adjusted basis, the expected number of common shares outstanding following the reverse stock split, the anticipated effect of the reverse stock split on the market price of the Company's common shares, and the Company's ability to regain and maintain compliance with the minimum bid price requirement and other continued listing requirements of The Nasdaq Stock Market LLC.

These forward-looking statements are based on management's current expectations, estimates, assumptions and beliefs and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that could cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among others, the risk that the reverse stock split may not result in a sustained increase in the market price of the Company's common shares; that the Company may not regain or maintain compliance with Nasdaq's minimum bid price requirement or other applicable continued listing requirements; that the reverse stock split could adversely affect the liquidity, trading volume or market price of the Company's common shares; that the implementation or timing of the reverse stock split may differ from the Company's current expectations; and other risks and uncertainties described under the heading "Risk Factors" and elsewhere in the Company's Annual Report on Form 20-F, as amended, for the year ended August 31, 2025, and in the Company's subsequent filings with the U.S. Securities and Exchange Commission.

There can be no assurance that the reverse stock split will result in the Company regaining or maintaining compliance with Nasdaq's continued listing requirements or that the Company's common shares will maintain a market price above $1.00 per share following the reverse stock split. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.